U.S. Securities and Exchange Commission
Washington, D.C. 20549

Notice of Exempt Solicitation

  Name of the Registrant: FirstMerit Corporation

  Name of person relying on exemption: Thomas Lauber

  Address of person replying on exemption:   216 East Sixteenth Street
                                                                     Dover, Ohio 44622

  Written Materials.  Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

See attached letter of Thomas Lauber dated March 29, 2001

Thomas Lauber
216 East Sixteenth Street
Dover, OH 44622

March 29, 2001

Dear Fellow Shareholder,

By now, you should have received FirstMerit's proxy materials that included a shareholder proposal submitted by Patrick Lauber. Not surprisingly, the Board of Directors opposes this shareholder proposal.

Why should you support Proposal #2? First, the proposal is non-binding. It doesn't demand the sale or merger of the bank but, rather, that Management and the Board consider such an option systematically, strategically and independently. How can a committee of independent directors established to explore ways to maximize shareholder value not be "in the best interests of FirstMerit or its shareholders," as Mr. Cochran's recent letter stated?

Second, our bank is held in lower regard by the market than some of its peer institutions. Let's send a message to Management and the Board that merging with a superior institution - in a tax-free exchange - is something we want them to fully consider. Finally, if the proposal is soundly defeated, the market and potential acquirers may view it as the unwillingness of FirstMerit shareholders to consider a combination. The time may or may not be right for a combination, but Management must be told that this option is important to shareholders.

In determining your vote on this proposal, here are some questions to consider:

·	Will mid-sized regional banks be competitive if the banking industry continues to stratify, with small community banks claiming "high touch" accounts, while efficient super-regionals become the market's low-cost providers?
·	Can franchise growth be achieved by mid-sized banks against rising competition for deposits?
·	Will expensive acquisitions in areas outside a mid-sized bank's core market become the only available avenue for growth?
·	Wouldn't FirstMerit customers - and shareholders - benefit from the wider array of products and services that can be offered by a super-regional bank? Do these larger banks enjoy better income opportunities with a wider array of products to offer?

Please vote FOR the shareholder proposal - Proposal #2 on the FirstMerit proxy card. If you have already voted against the proposal and would like to change your vote, do so by following these instructions:

Registered holders - If you hold your shares in registered name, you can mail back a later dated proxy card. If you do not have a card, you can contact the company at (330) 996-6300 and request a new card or you can attend the meeting and vote in person.

Street name holders - If you hold your shares at a bank or broker, contact your representative and instruct them to change your vote. If you plan to attend the meeting and vote in person, you must notify your broker and request a "legal proxy."

Sincerely yours,

Thomas Lauber

PS -	I will attend the April 18 Annual Meeting and look forward to meeting you. Please contact our agent, MalCon Proxy Advisors at 800.475.9320 to answer any questions you may have and to let us know if you will attend the Meeting.